UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Hoag, David H.
   The Hanna Building
   Suite 545
   1422 Euclid Avenue
   Cleveland, OH  44115-1901
2. Issuer Name and Ticker or Trading Symbol
   The Lubrizol Corporation
   LZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Shares                |(1)   |A   |1,046.1976        |A  |(1)        |8,239.5998 (2)     |D     |                           |
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Common Shares                |      |    |                  |   |           |200                |I     |Trust                      |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Director Stock Option (R|$25.7188|5/1/2|A   |2,500      |A  |5/1/2|5/1/2|Common Share|1,250  |       |            |   |            |
ight to Buy)            |        |000  |    |           |   |001  |010  |s           |       |       |            |   |            |
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                        |        |     |    |           |   |5/1/2|5/1/2|Common Share|625    |       |            |   |            |
                        |        |     |    |           |   |002  |010  |s           |       |       |            |   |            |
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                        |        |     |    |           |   |5/1/2|5/1/2|Common Share|625    |       |2,500       |D  |            |
                        |        |     |    |           |   |003  |010  |s           |       |       |            |   |            |
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Explanation of Responses:
(1) Acquired on various dates between January 1 and December 31, 2000, pursuant to Lubrizol's deferred compensation plan and deferred stock compensation plan, at prices ranging from $18.9375 to $29.625 per share.
(2) Includes Common Shares that previously were reported on Table I as Phantom Stock Units, which are payable in Common Shares on a 1-for-1
basis.
SIGNATURE OF REPORTING PERSON
/s/  David H. Hoag by Leslie M. Reynolds
DATE
February 8, 2001